

LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
JUL 22 2003
WASH. D.C.
155
SECTION

July 10, 2003

* Filing No. : 82-3857


03024793

SUPPL

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

- Convertible Bond Issue July 09, 2003

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.


PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

Sincerely yours,

K.O. Kim

K.O. Kim
Senior Manager
International Finance Group

7/24

Convertible Bond Issue



RECEIVED
PROCESSING
JUL 2 2 2003
SECTION

Issuer	LG Electronics Inc.
Underlying Shares	Ordinary shares (6657 KS) or GDRs
Issue Size	US$ 250.0 MM
Greenshoe	08 July, 2003
Trade Date	08 July, 2003
Settlement Date	11 August, 2003 (est.)
Put Date	11 February, 2005 (est.)
Maturity Date	11 August, 2006 (est.)
Issue Price	100% of par
Denomination	US$ 1,000 per bond
Coupon	0%
Yield to Put/Maturity	0%
Put Price	100.00%
Redemption Price	100.00%
Conversion Premium	30.00%
Reference Ord Price	KRW 53,000
Conversion Price	KRW 68,900
Fixed FX Rate (KRW/US$)	1,179.2 KRW = 1 US$
Conversion Ratio Approx.	17.11 shares per US$ 1,000 bond
Call Feature	Non callable until 11 August, 2005 inclusive, callable thereafter at par subject to 115% hurdle